PRO FORMA FINANCIAL INFORMATION

Assuming the consummation of our proposed acquisition of Lanxi Tianqianfang Linen Co., Ltd. (“Lanxi Tianqianfang”) had occurred on January 1, 2010, the following table sets forth the unaudited pro forma consolidated balance sheet of the Company and Lanxi Tianqianfang as of June 30, 2010.

China Linen Textile Industry, Ltd

 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2010

	China Linen June 30, 2010	Lanxi Tianqianfang June 30, 2010	Pro Forma Combined

ASSETS
Current assets
Cash and cash equivalents	$3,944,211	$425,824	$4,370,035
Accounts receivable, net	10,884,145	1,313,001	12,197,146
Inventory	6,794,826	310,450	7,105,276
Prepaid expenses	2,691,841	-	2,691,841
Other receivables	185,605	189,870	375,475
Due from related parties	1,976,962	-	1,976,962
Governmental subsidy receivable	810,937	-	810,937
Deferred tax assets	246,655	-	246,655
Total current assets	27,535,182	2,239,145	29,774,327
Non-current assets
Property, plant and equipment, net	8,973,345	4,267,635	13,240,980
Land use right, net	405,435	444,674	850,109
Governmental subsidy receivable, non-current	3,082,833	-	3,082,833
Deferred tax assets, non-current	236,687	-	236,687
Goodwill and intangibles	-	-	0
TOTAL ASSETS	40,233,482	6,951,454	47,184,936

LIABILITIES AND STOCKHOLDERS' /OWNERS' EQUITY
Current Liabilities
Bank loans	3,535,339	-	3,535,339
Accounts payable	3,411,624	2,010,996	5,422,620
Accrued expenses and other payables	1,576,245	1,392,995	2,969,240
Taxes payable	2,351,840	(300,486)	2,051,354
Deferred revenue	812,656	-	812,656
Deferred governmental subsidy	96,246	-	96,246
Due to related parties
Deferred tax liabilities	363,859	-	363,859
Total current liabilities	12,147,809	3,103,505	15,251,314
Non-current liabilities
Deferred governmental subsidy, non-current	1,983,501	-	1,983,501
Deferred tax liabilities, non-current	472,631	-	472,631
TOTAL LIABILITIES	14,603,941	3,103,505	17,707,446

STOCKHOLDER’S /OWNERS' EQUITY
Common stock	42,304	-	42,304
Additional paid-in capital	3,119,586	1,265,655	4,385,241
Statutory reserves	1,593,559	208,196	1,801,755
Retained earnings	19,085,193	1,954,770	21,039,963
Accumulated other comprehensive income	1,788,899	419,328	2,208,227
TOTAL STOCKHOLDER’S/OWNERS' EQUITY	25,629,541	3,847,949	29,477,490
TOTAL LIABILITIES AND STOCKHOLDERS'/OWNERS' EQUITY	40,233,482	6,951,454	47,184,936

Assuming the consummation of our proposed acquisition of Lanxi Tianqianfang had occurred on January 1, 2009, the following table sets forth the unaudited pro forma consolidated statements of operations and other comprehensive income of the Company and Lanxi Tianqianfang for the year ended December 31, 2009.

China Linen Textile Industry, Ltd

 UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For the Fiscal Year Ended December 31, 2009

	China Linen Fiscal Year Ended December 31,	Lanxi Tianqianfang Fiscal Year Ended December 31,	Pro Forma Combined

Revenues
Net sales	$29,386,131	$7,151,564	$36,537,695
Costs of goods sold	20,675,443	6,282,586	26,958,029
Gross profit	8,710,688	868,978	9,579,666
Operating expenses
Selling expenses	615,176	408,513	1,023,689
General and administrative expenses	1,019,025	263,874	1,282,899
Total operating expenses	1,634,201	672,387	2,306,588
Operating income	7,076,487	196,591	7,273,078
Other income (expense)
Interest income	252,355	-	252,355
Interest expense	(314,898)	-	(314,898)
Government subsidies	863,436	26,370	889,806
Other expense	(5,177)	(5,824)	(11,001)
Total other income	795,716	20,546	816,262
Income before tax	7,872,203	217,137	8,089,340
Income tax	2,141,684	55,474	2,197,158
Net income	5,730,519	161,663	5,892,182
Other comprehensive income
Effects of foreign currency conversion	32,149	6,579	38,728
Comprehensive income	5,762,668	168,242	5,930,910

Assuming the consummation of our proposed acquisition of Lanxi Tianqianfang  had occurred on January 1, 2010, the following table sets forth the unaudited pro forma consolidated financial statements of operations and other comprehensive income of the Company and Lanxi Tianqianfang for the six months ended June 30, 2010.

China Linen Textile Industry, Ltd

   UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2010

	China Linen Six Months Ended June 30, 2010	Lanxi Tianqianfang Six Months Ended June 30,	Pro Forma Combined

Revenues
Net sales	$17,599,025	$4,230,868	$21,829,893
Costs of goods sold	12,172,329	3,657,539	15,829,868
Gross profit	5,426,696	573,329	6,000,025
Operating expenses
Selling expenses	155,592	270,071	425,663
General and administrative expenses	804,981	209,049	1,014,030
Total operating expenses	960,573	479,120	1,439,693
Operating income	4,466,123	94,209	4,560,332
Other income (expense)
Interest income	97,018	-	97,018
Interest expense	(158,662)	-	(158,662)
Government subsidies	749,647	14,830	764,477
Other expense	44,517	(117)	44,400
Total other income	732,520	14,713	747,233
Income before tax	5,198,643	108,922	5,307,565
Income tax	1,173,454	27,920	1,201,374
Net income	4,025,189	81,002	4,106,191
Other comprehensive income
Effects of foreign currency conversion	104,940	16,106	121,046
Comprehensive income	4,130,129	97,108	4,227,237